EXHIBIT 7

PLDT Inc.

Calculation of Ratio of Earnings to Fixed Charges

For the years 2012 through 2016

	2016(1)		2016		2015		2014		2013		2012
	(in millions, except ratio of earnings to fixed charges)
Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$	443	Php	22,071	Php	26,638	Php	44,148	Php	41,632	Php	43,606
Add (Deduct):
Fixed Charges (see description below)		213		10,622		9,015		8,266		9,060		10,237
Amortization of capitalized interest		17		829		941		1,198		1,221		2,315
Capitalized interest		(11)		(566)		(370)		(442)		(421)		(914)

Total Earnings(2)	US$	662	Php	32,956	Php	36,224	Php	53,170	Php	51,492	Php	55,244

Fixed Charges
Interest on loans and related items	US$	151	Php	7,522	Php	6,289	Php	5,429	Php	5,086	Php	6,319
Capitalized interest		11		566		370		442		421		914
Amortization of debt issuance costs and debt discount		5		230		231		164		1,539		1,051
Estimated financing component of rent expense(3)		46		2,304		2,125		2,231		2,014		1,953

Total Fixed Charges	US$	213	Php	10,622	Php	9,015	Php	8,266	Php	9,060	Php	10,237

Ratio (a/b)(2)		3.1		3.1		4.0		6.4		5.7		5.4

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2016 has been converted into U.S. dollars at the exchange rate of Php49.77 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2016.
(2)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)	Rent expense substantially represents payments for the leased circuits by PLDT. Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.